Form 40-F
period 2004-12-31
VERMILION ENERGY TRUST
filed 2005-03-31
CIK 1293135

UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       Form 40-F

                                      (Check One)

        |_| Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

        |X| Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2004     Commission file number: No. 0-50832


                             Vermilion Energy Trust
                ------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     Alberta
                ------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      1311
                ------------------------------------------------
            (Primary standard industrial classification code number)

                                       N/A
                ------------------------------------------------
                     (I.R.S. employer identification number)

                           2800, 400 - 4th Avenue S.W.
                                Calgary, Alberta
                                 T2P 0J4 Canada
                                 (403) 269-4884
                ------------------------------------------------
             (Address and telephone number of registrant's principal
               executive office) National Corporate Research, Ltd.
                         225 West 34th Street, Suite 910
                            New York, New York 10122
                                     U.S.A.

                                 (212) 947-7200
                ------------------------------------------------
 (Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

    Title of each class:             Name of each exchange on which registered:
    -------------------              -----------------------------------------
           N/A                                          N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Trust Units

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

For annual reports, indicate by check mark the information filed with this form:

                    |X|                               |X|
           Annual Information Form   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             66,628,642 Trust Units (basic, including exchangeable shares)

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                                 Yes    No
                                 |_|    |X|

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

                                 Yes    No
                                 |X|    |_|

                       DISCLOSURE CONTROLS AND PROCEDURES


A. Evaluation of Disclosure Controls and Procedures

Vermilion Energy Trust (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "SEC"). The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(e) and 15d-14(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

B. Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Joseph F. Killi has been determined to be such audit committee financial expert and is independent (as such term is defined by the New York Stock Exchange's corporate governance standards).

The SEC has indicated that the designation of Joseph F. Killi as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

                                 CODE OF ETHICS

The Registrant has not yet adopted a written "code of ethics" (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the "Financial Supervisors"). The registrant intents to adopt a formal code of ethics during the current fiscal year.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 36 of the Renewal Annual Information Form included as Exhibit 99.1 to this report.

             AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee pre-approves all audit related fees. The auditors present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

                 AUDIT COMMITTEE APPROVAL OF NON-AUDIT SERVICES

The audit committee pre-approves each non-audit engagement individually. There are no policies and procedures by which engagement for a particular non-audit service may be pre-approved.

                NOTICES RELATING TO PENSION FUND BLACKOUT PERIODS

None

                         OFF-BALANCE SHEET ARRANGEMENTS

None

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000's)
----------------------------- -------------- --------------- -------------- -------------- ---------------
                                  Total       Less than 1      1-3 years      4-5 years     More than 5
                                                  year                                         years
----------------------------- -------------- --------------- -------------- -------------- ---------------
Long-term debt obligations       75,014                         75,014
----------------------------- -------------- --------------- -------------- -------------- ---------------
Pipeline transportation            100            100
obligations
----------------------------- -------------- --------------- -------------- -------------- ---------------
Total                            75,114           100           75,014
----------------------------- -------------- --------------- -------------- -------------- ---------------


                      IDENTIFICATION OF THE AUDIT COMMITTEE

See pages 35-36 of the Renewal Annual Information Form included as Exhibit 99.1 to this report.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.  Consent to Service of Process
The Registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

                                      SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        VERMILION ENERGY TRUST
                                        (the Registrant)


Date: March 21, 2005                    By: /s/ Curtis W. Hicks
                                           ----------------------------------
                                           Name:  Curtis W. Hicks
                                           Title: Executive Vice President
                                                  and Chief Financial Officer

                                  EXHIBIT INDEX


Exhibits      Description
--------      -----------

  99.1        Renewal Annual Information Form for the Year Ended December 31,
              2004

  99.2 Management's Discussion and Analysis from the 2004 Annual Report to Shareholders

  99.3        Audited Annual Financial Statements for the Year Ended December
              31, 2004

  99.4        Consent Letter from Deloitte & Touche LLP

  99.5        Consent of Independent Engineers Gilbert Lausten Jung Associates
              Ltd.

  99.6        Officers' Certifications Required by Rule 13a-14(a) or Rule
              15d-14(a)

  99.7 Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code