Form 40-F
period 2005-12-31
VERMILION ENERGY TRUST
filed 2006-03-28
CIK 1293135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION - WASHINGTON, D.C. 20549
Form 40-F
☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2005
Commission file number: No. 0-50832
Vermilion Energy Trust

(Exact name of registrant as specified in its charter)
Alberta

(Province or other jurisdiction of incorporation or organization)
1311

(Primary standard industrial classification code number)
N/A

(I.R.S. employer identification number)
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4 Canada
(403) 269-4884

(Address and telephone number of registrant's principal executive office)
National Corporate Research, Ltd.
225 West 34th Street, Suite 910
New York, New York 10122 U.S.A.
(212) 947-7200

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class: N/A	Name of each exchange on which registered: N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Trust Units

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 68,875,321 Trust Units (basic, including exchangeable shares)

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

☐	Yes	☑	No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

☑	Yes	☐	No

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

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”). A copy of such code of ethics is available upon request.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 35 of the Renewal Annual Information Form included as Exhibit 99.1 to this report.

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

NOTICES RELATING TO PENSION FUND BLACKOUT PERIODS

None

2

OFF-BALANCE SHEET ARRANGEMENTS

None

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000’s)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	271,099	-	271,099
Total	271,099	-	271,099

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 35 of the Renewal Annual Information Form included as Exhibit 99.1 to this report.

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

VERMILION ENERGY TRUST (the Registrant)

Date: March 15, 2006	By: (“Curtis W. Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibits	Description

99.1	Renewal Annual Information Form for the Year Ended December 31, 2005

99.2	Management's Discussion and Analysis from the 2005 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2005

99.4	Consent Letter from Independent Registered Chartered Accountants

99.5	Consent of Independent Engineers GLJ Petroleum Consultants Ltd.

99.6	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

4