Form 40-F/A
period 2005-12-31
VERMILION ENERGY TRUST
filed 2006-11-21
CIK 1293135

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A
                                AMENDMENT NO. 1
[Check one]

   [_]    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
          SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended  DECEMBER 31, 2005    Commission File Number  0-50832
                         --------------------                         ----------

                             VERMILION ENERGY TRUST
             (Exact name of Registrant as specified in its charter)

       ALBERTA, CANADA                          1311                        NOT APPLICABLE.
      (PROVINCE OR OTHER            (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION         CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)
       OR ORGANIZATION)

                           2800, 400 - 4TH AVENUE S.W.
                         CALGARY, ALBERTA T2P 0J4 CANADA
                                 (403) 269-4884
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                        NATIONAL CORPORATE RESEARCH, LTD.
                         225 WEST 34TH STREET, SUITE 910
                            NEW YORK, NEW YORK 10122
                                 (212) 947-7200
             (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                   INCLUDING AREA CODES OF AGENT FOR SERVICE)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                                   TRUST UNITS

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(D) OF THE ACT:
                                      NONE

For annual reports, indicate by check mark the information filed with this Form:

    [X] Annual information form       [X] Audited annual financial statements

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period
                         covered by the annual report:

   The Registrant had 68,875,321 Trust Units outstanding at December 31, 2005

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                      Yes  [_]             No    [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                      Yes  [X]             No    [_]

================================================================================

                                EXPLANATORY NOTE


            The Registrant is filing this Amendment No. 1 to Form 40-F for the year ended December 31, 2005 because it has amended its Management's Discussion and Analysis as part of a review of its Management's Discussion and Analysis by the Alberta Securities Commission.

            Other than as expressly set forth in the revised Management's Discussion and Analysis filed herewith, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

                                  UNDERTAKING

            The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.


                         CONSENT TO SERVICE OF PROCESS

            The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                    EXHIBITS

            The following exhibits are filed as part of this report.


-------------------------------------------------------------------------------
EXHIBIT
NUMBER                                DESCRIPTION
-------------------------------------------------------------------------------

 99.1*    Renewal Annual Information Form for the year ended December 31, 2005.

 99.2 Management's Discussion and Analysis from the 2005 Annual Report to Shareholders

 99.3*    Audited Annual Financial Statements for the Year Ended December 31,
          2005

 99.4*    Consent Letter from Independent Registered Chartered Accountants

 99.5*    Consent of Independent Engineers GLJ Petroleum Consultants Ltd.

 99.6     Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

 99.7* Officers' Certifications Required by Rule 13(a)-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

-------------------------------------------------------------------------------
* PREVIOUSLY FILED

                                   SIGNATURE

            Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment No.1 to Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  November 20, 2006

                                        VERMILION ENERGY TRUST



                                        By: /s/ Curtis Hicks
                                            --------------------
                                            Name:  Curtis Hicks
                                            Title: Executive Vice President &
                                                   Chief Financial Officer