Form 40-F
period 2006-12-31
VERMILION ENERGY TRUST
filed 2007-03-30
CIK 1293135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION - WASHINGTON, D.C. 20549
Form 40-F
☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2006
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 71,251,256 Trust Units (including exchangeable shares)
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

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

Vermilion Energy Trust (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "SEC"). The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(e) and 15d-14(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures are effective to ensure that information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

B. Changes in Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

C. Management’s Annual Report on Internal Controls.

See page 2 of the 2006 Audited Financial Statements included as Exhibit 99.3 to this report.

D. Auditor Attestation

See page 4 of the 2006 Audited Financial Statements included as Exhibit 99.3 to this report.

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

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”). A copy of such code of ethics is available upon request or on the Trust’s website at www.vermilionenergy.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 35 of the Annual Information Form included as Exhibit 99.1 to this report.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee pre-approves all audit related fees. The auditors present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

AUDIT COMMITTEE APPROVAL OF NON-AUDIT SERVICES

All non-audit fees were pre-approved by the Registrant’s audit committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X .

NOTICES RELATING TO PENSION FUND BLACKOUT PERIODS

None

OFF-BALANCE SHEET ARRANGEMENTS

None

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000’s)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	358,236	-	358,236
Total	358,236	-	358,236

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 35 of the Renewal Annual Information Form included as Exhibit 99.1 to this report.

2

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

VERMILION ENERGY TRUST (the Registrant)

Date: March 20, 2007	By: (“Curtis Hicks”)
Curtis W. Hicks Executive Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2006

99.2	Management's Discussion and Analysis from the 2006 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2006

99.4	Consent Letter from Independent Registered Chartered Accountants

99.5	Consent of Independent Engineers GLJ Petroleum Consultants Ltd.

99.6	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code