Form 40-F
period 2007-12-31
VERMILION ENERGY TRUST
filed 2008-03-27
CIK 1293135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION - WASHINGTON, D.C. 20549

Form 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2007
Commission file number: No. 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

Alberta

(Province or other jurisdiction of incorporation or organization)

1311

(Primary standard industrial classification code number)

N/A

(I.R.S. employer identification number)

2800, 400 – 4th Avenue S.W.
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  74,271,031 Trust Units (including exchangeable shares)

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the  "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

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

Vermilion Energy Trust (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "SEC").  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(e) and 15d-14(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures are effective to ensure that  information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

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

See page 2 of the 2007 Audited Financial Statements included as Exhibit 99.3 to this report.

D.	Auditor Attestation

See page 3 of the 2007 Audited Financial Statements included as Exhibit 99.3 to this report.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 34 of the year ended December 31, 2007 Annual Information Form included as Exhibit 99.1 to this report.

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

NOTICES RELATING TO PENSION FUND BLACKOUT PERIODS

None

OFF-BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2007.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000’s)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	452,490	-	452,490	-	-
Total	452,490	-	452,490	-	-

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 34 of the year ended December 31, 2007 Annual Information Form included as Exhibit 99.1 to this report.

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

VERMILION ENERGY TRUST (the Registrant)

Date: March 17, 2008	By:	(“Curtis Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2007

99.2	Management's Discussion and Analysis from the 2007 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2007

99.4	Consent Letter from Independent Registered Chartered Accountants

99.5	Consent of Independent Engineers GLJ Petroleum Consultants Ltd.

99.6	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code