Form 40-F
period 2008-12-31
VERMILION ENERGY TRUST
filed 2009-03-27
CIK 1293135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION - WASHINGTON, D.C. 20549
Form 40-F

☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2008
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
77,185,830 Trust Units (including exchangeable shares)

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

C.  Management’s Annual Report on Internal Controls.

See page 2 of the 2008 Audited Financial Statements included as Exhibit 99.3 to this report.

D.  Auditor Attestation

See page 4 of the 2008 Audited Financial Statements included as Exhibit 99.3 to this report.

2

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 36 of the year ended December 31, 2008 Annual Information Form included as Exhibit 99.1 to this report.

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

NOTICES RELATING TO PENSION FUND BLACKOUT PERIODS

None

OFF-BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2008.

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

3

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000’s)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	197,651	-	197,651	-	-
Operating lease obligations	53,015	4,063	10,224	7,862	30,866
Total	250,666	4,063	207,875	7,862	30,866
(1) Does not include interest

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 35 of the year ended December 31, 2008 Annual Information Form included as Exhibit 99.1 to this report.

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

VERMILION ENERGY TRUST (the Registrant)

Date: March 17, 2009	By:	(“Curtis Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

4

EXHIBIT INDEX

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2008

99.2	Management's Discussion and Analysis from the 2008 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2008

99.4	Consent Letter from Independent Registered Chartered Accountants

99.5	Consent of Independent Engineers GLJ Petroleum Consultants Ltd.

99.6	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter
63 of Title 18 of the United States Code