Form 40-F
period 2009-12-31
VERMILION ENERGY TRUST
filed 2010-03-24
CIK 1293135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 40-F
☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2009
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  86,995,291 Trust Units (including exchangeable shares)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☑	Yes	☐	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐	Yes	☐	No

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:
Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2009
Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2009; and
Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2009

DISCLOSURE CONTROLS AND PROCEDURES

A.  Evaluation of Disclosure Controls and Procedures

Vermilion Energy Trust (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "SEC").  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures are effective to ensure that  information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

B.  Management’s Annual Report on Internal Controls.

See page 4 of the 2009 Audited Financial Statements included as Exhibit 99.3 to this report.

C.  Auditor Attestation

See page 7 of the 2009 Audited Financial Statements included as Exhibit 99.3 to this report.

D.  Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

NOTICES REQUIRED BY RULE 104 OF REGULATION BTR

None
AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. W. Kenneth Davidson has been determined to be such audit committee financial expert and is independent (as such term is defined by the New York Stock Exchange's corporate governance standards).

The SEC has indicated that the designation of W. Kenneth Davidson as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees.  A copy of such code of ethics is available upon request or on the Trust’s website at www.vermilionenergy.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 40 of the year ended December 31, 2009 Annual Information Form included as Exhibit 99.1 to this report.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Trust has not entered into any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000’s)

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations 1	$161,400	$-	$161,400	$-	$-
Amount due pursuant to acquisition of Corrib	141,291	-	141,291	-	-
Operating lease obligations	83,204	4,439	19,554	13,690	45,521
Total	$385,895	$4,439	$322,245	$13,690	$45,521
1 Does not include interest.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 39 of the year ended December 31, 2009 Annual Information Form included as Exhibit 99.1 to this report.

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

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

VERMILION ENERGY TRUST (the Registrant)

Date: March 24, 2010	By:	(“Curtis Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibits		Description

99.1		Annual Information Form for the Year Ended December 31, 2009 as at March 19, 2010

99.2		Management's Discussion and Analysis from the 2009 Annual Report to Shareholders

99.3		Audited Annual Financial Statements for the Year Ended December 31, 2009

99.4		Consent Letter from Independent Registered Chartered Accountants

99.5		Consent of Independent Engineers GLJ Petroleum Consultants Ltd.

99.6	(2)	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	(2)	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter
63 of Title 18 of the United States Code