Form 40-F
period 2010-12-31
VERMILION ENERGY INC.
filed 2011-03-11
CIK 1293135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 40-F
☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2010
Commission file number: No. 0-50832
Vermilion Energy Inc.

(Exact name of registrant as specified in its charter)
Alberta

 (Province or other jurisdiction of incorporation or organization)
1311

 (Primary standard industrial classification code number)
N/A

 (I.R.S. employer identification number)
3500, 520 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0R3 Canada
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

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 89,177,604 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:
Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2010
Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2010; and
Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2010

DISCLOSURE CONTROLS AND PROCEDURES

A.  Evaluation of Disclosure Controls and Procedures

Vermilion Energy Inc. (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "SEC").  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures are effective to ensure that  information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

B.  Management’s Annual Report on Internal Controls.

See page 3 of the 2010 Audited Financial Statements included as Exhibit 99.3 to this report.

C.  Auditor Attestation

See page 4 of the 2010 Audited Financial Statements included as Exhibit 99.3 to this report.

D.  Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

2

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

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees.  A copy of such code of ethics is available upon request or on the Company’s website at www.vermilionenergy.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 36 of the Annual Information Form for the year ended December 31, 2010 included as Exhibit 99.1 to this report.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000’s)

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations 1	$304,100	$-	$304,100	$-	$-
Amount due pursuant to acquisition of Corrib	134,271	-	134,271	-	-
Operating lease obligations	78,765	5,864	13,690	13,690	45,521
Total	$517,136	$5,864	$452,061	$13,690	$45,521
1 Does not include interest.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 35 of the Annual Information Form for the year ended December 31, 2010 included as Exhibit 99.1 to this report.

3

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

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

VERMILION ENERGY INC (the Registrant)

Date: March 10, 2011	By:	(“Curtis Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

4

EXHIBIT INDEX

Exhibits		Description

99.1		Annual Information Form for the Year Ended December 31, 2010 as at March 10, 2011

99.2		Management's Discussion and Analysis from the 2010 Annual Report to Shareholders

99.3		Audited Annual Financial Statements for the Year Ended December 31, 2010

99.4		Consent Letter from Independent Registered Chartered Accountants

99.5		Consent of Independent Engineers GLJ Petroleum Consultants Ltd.

99.6	(2)	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.7	(2)	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code