Form 40-F
period 2011-12-31
VERMILION ENERGY INC.
filed 2012-03-12
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐      Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or

☑      Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 96,430,135 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

☐      Yes                                             ☐      No

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2011

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2011; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2011

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

B. Management’s Annual Report on Internal Controls.

See page 3 of the 2011 Audited Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 5 of the 2011 Audited Financial Statements included as Exhibit 99.3 to this report.

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

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees. A copy of such code of ethics is available upon request or on the Company’s website at www.vermilionenergy.com

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 36 of the Annual Information Form for the year ended December 31, 2011 included as Exhibit 99.1 to this report.

The audit committee pre-approves all audit and audit related fees. The auditor presents the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

All non-audit fees were pre-approved by the Registrant’s audit committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (excluding interest)	-	152,086	221,350	-	373,436
Amount due pursuant to acquisition	137,295	-	-	-	137,295
Operating lease obligations	8,575	17,297	14,921	41,681	82,474
Ship or pay agreement related to the Corrib project	7,588	11,954	9,273	43,292	72,107
Purchase obligations	19,309	2,207	2,111	670	24,297
Drilling and service agreements	10,913	-	-	-	10,913
Total contractual obligations	183,680	183,544	247,655	85,643	700,522

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 35 of the Annual Information Form for the year ended December 31, 2011 included as Exhibit 99.1 to this report.

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

VERMILION ENERGY INC (the Registrant)

Date: March 12, 2012	By:	(“Curtis Hicks”)

Curtis W. Hicks
Executive Vice President and Chief Financial Officer