Form 40-F
period 2012-12-31
VERMILION ENERGY INC.
filed 2013-03-08
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 99,134,907 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant has filed the following documents as part of this Annual Report on Form 40-F, as set forth in the Exhibit Index attached hereto:

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2012

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2012; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2012

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.5 and the written consent of its independent auditors as Exhibit 99.4, as set forth in the Exhibit Index attached hereto.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Vermilion Energy Inc. (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "Commission"). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures are effective.

B. Management’s Annual Report on Internal Controls.

See page 2 of the 2012 Audited Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 3 and 4 of the 2012 Audited Financial Statements included as Exhibit 99.3 to this report.

D. Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

NOTICES REQUIRED BY RULE 104 OF REGULATION BTR

None

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the Commission) serving on its Audit Committee. W. Kenneth Davidson has been determined to be such audit committee financial expert and is independent (as such term is defined by the New York Stock Exchange's corporate governance standards).

The Commission has indicated that the designation of W. Kenneth Davidson as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees. A copy of such code of ethics is available upon request or on the Registrant’s website at www.vermilionenergy.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 40 of the Annual Information Form for the year ended December 31, 2012 included as Exhibit 99.1 to this report.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2012 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	13,406	449,034	226,625	-	689,065
Operating lease obligations	9,178	17,941	14,924	34,006	76,049
Ship or pay agreement relating to the Corrib project	6,374	10,377	8,280	35,548	60,579
Purchase obligations	18,529	9,417	997	-	28,943
Drilling and service agreements	14,702	-	-	-	14,702
Total contractual obligations	62,189	486,769	250,826	69,554	869,338

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act which satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of W. Kenneth Davidson (Chair), Claudio A. Ghersinich, Joseph F. Killi, Larry J. Macdonald and William F. Madison, all of whom, in the opinion of the Registrant’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE) and are financially literate.

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

B. Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

VERMILION ENERGY INC (the Registrant)

Date: March 8, 2013	By:	(“Curtis Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer