Form 40-F
period 2013-12-31
VERMILION ENERGY INC.
filed 2014-03-07
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2013

Commission file number: No. 0-50832

Vermilion Energy Inc.

- - - - - - - - - - - - - - - - - - - - - - - -

(Exact name of registrant as specified in its charter)

Alberta

- - - - - - - - - - - - - - - - - - - - - - - -

(Province or other jurisdiction of incorporation or organization)

1311

- - - - - - - - - - - - - - - - - - - - - - - -

(Primary standard industrial classification code number)

N/A

- - - - - - - - - - - - - - - - - - - - - - - -

(I.R.S. employer identification number)

3500, 520 - 3rd Avenue S.W.

Calgary, Alberta T2P 0R3 Canada

(403) 269-4884

- - - - - - - - - - - - - - - - - - - - - - - -

(Address and telephone number of registrant's principal executive office)

National Corporate Research, Ltd.

225 West 34th Street, Suite 910

New York, New York 10122 U.S.A.

(212) 947-7200

- - - - - - - - - - - - - - - - - - - - - - - -

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value (together with	New York Stock Exchange
Associated common share purchase rights)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 102,122,775 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2013

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2013; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2013

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.5 and the written consent of its independent auditors as Exhibit 99.4, as set forth in the Exhibit Index attached hereto.

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

B. Management’s Annual Report on Internal Controls.

See page 2 of the 2013 Audited Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 3 and 4 of the 2013 Audited Financial Statements included as Exhibit 99.3 to this report.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 44 of the Annual Information Form for the year ended December 31, 2013 included as Exhibit 99.1 to this report.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2013 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	13,406	1,008,148	-	-	1,021,554
Operating lease obligations	12,881	19,189	15,565	26,466	74,101
Ship or pay agreement relating to the Corrib project	6,157	10,300	8,354	35,745	60,556
Purchase obligations	25,775	18,456	15	-	44,246
Drilling and service agreements	13,648	16,152	-	-	29,800
Total contractual obligations and commitments	71,867	1,072,245	23,934	62,211	1,230,257

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

NYSE STATEMENT OF GOVERNANCE DIFFERENCES

As a Canadian corporation with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), the Registrant is required to comply with all applicable Canadian requirements adopted by the Canadian Securities Administrators and the TSX, and applicable rules for foreign private issuers adopted by the U.S. Securities and Exchange Commission which give effect to the provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

The Registrant’s corporate governance practices meet or exceed all applicable Canadian and Sarbanes-Oxley requirements and also incorporate many “best practices” derived from those required to be followed by U.S. domestic companies under the NYSE listing standards. In accordance with Section 303A.11 of the NYSE Listed Company Manual, the Registrant has prepared a summary of the significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards, which is accessible on the Registrant’s website at http://www.vermilionenergy.com/about/governance.cfm.

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

VERMILION ENERGY INC (the Registrant)

Date: March 7, 2014	By: (“Curtis Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer