Form 40-F
period 2014-12-31
VERMILION ENERGY INC.
filed 2015-03-06
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2014

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

National Corporate Research, Ltd.

225 West 34th Street, Suite 910

New York, New York 10122 U.S.A.

(212) 947-7200

- - - - - - - - - - - - - - - - - - - - - - - -

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Common Shares, no par value (together with associated common share purchase rights)	Name of each exchange on which registered:	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 107,303,380 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2014

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2014; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2014

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

B. Management’s Annual Report on Internal Controls

See page 2 of the 2014 Audited Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 3 and 4 of the 2014 Audited Financial Statements included as Exhibit 99.3 to this report.

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

The Commission has indicated that the designation of Joseph F. Killi as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees. A copy of such code of ethics is available upon request or on the Registrant’s website at www.vermilionenergy.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 50 of the Annual Information Form for the year ended December 31, 2014 included as Exhibit 99.1 to this report.

The Audit Committee pre-approves all audit related fees. The auditors present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

All non-audit fees were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X .

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2014 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	14,625	1,240,691	-	-	1,255,316
Operating lease obligations	14,782	19,030	16,328	18,549	68,689
Ship or pay agreement relating to the Corrib project	6,807	9,128	7,461	40,152	63,548
Purchase obligations	25,257	8,911	27	-	34,195
Drilling and service agreements	24,884	21,153	-	-	46,037
Total contractual obligations and commitments	86,355	1,298,913	23,816	58,701	1,467,785

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act which satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of Joseph F. Killi (Chair), W. Kenneth Davidson, Claudio A. Ghersinich, Larry J. Macdonald and William F. Madison, all of whom, in the opinion of the Registrant’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE) and are financially literate.

NYSE STATEMENT OF GOVERNANCE DIFFERENCES

As a Canadian corporation with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), the Registrant is required to comply with all applicable Canadian requirements adopted by the Canadian Securities Administrators and the TSX, and applicable rules for foreign private issuers adopted by the Commission which give effect to the provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

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

VERMILION ENERGY INC (the Registrant)

Date: March 6, 2015	By: /s/ (“Curtis W. Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2014

99.2	Management's Discussion and Analysis from the 2014 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2014

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Independent Petroleum Consultants

99.6 (2)	Officers’ Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7 (2)	Officers’ Certifications pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code