Form 40-F
period 2015-12-31
VERMILION ENERGY INC.
filed 2016-03-04
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2015

Commission file number: No. 0-50832

Vermilion Energy Inc.

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 111,991,466 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2015

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2015; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2015

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.5 and the written consent of its independent auditors as Exhibit 99.4, as set forth in the Exhibit Index attached hereto.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Vermilion Energy Inc. (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "Commission"). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures are effective.

B. Management’s Annual Report on Internal Controls.

See page 4 of the 2015 Audited Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 5 & 6 of the 2015 Audited Financial Statements included as Exhibit 99.3 to this report.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 52 of the Annual Information Form for the year ended December 31, 2015 included as Exhibit 99.1 to this report. The Audit Committee pre-approves all audit related fees. The auditors present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2015 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	226,625	-	1,171,620	-	1,398,245
Operating lease obligations	12,535	22,049	16,617	9,288	60,489
Ship or pay agreement relating to the Corrib project	8,215	8,893	7,292	40,446	64,846
Purchase obligations	17,897	4,071	3,156	-	25,124
Drilling and service agreements	23,205	2,480	-	-	25,685
Total contractual obligations and commitments	288,477	37,493	1,198,685	49,734	1,574,389

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act which satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of Joseph F. Killi (Chair), Claudio A. Ghersinich, Kevin J. Reinhart and Cathy L. Williams, all of whom, in the opinion of the Registrant’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE) and are financially literate.

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

VERMILION ENERGY INC (the Registrant)

Date: March 4, 2016	By:	/s/ (“Curtis W. Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2015

99.2	Management's Discussion and Analysis from the 2015 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2015

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Independent Petroleum Consultants

99.6	Officers’ Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Officers’ Certifications pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code