Form 40-F
period 2016-12-31
VERMILION ENERGY INC.
filed 2017-02-27
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 118,262,708 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2016

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2016; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2016

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.5 and the written consent of its Independent Registered Public Accounting Firm as Exhibit 99.4, as set forth in the Exhibit Index attached hereto.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Vermilion Energy Inc. (the "Registrant") maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "Commission"). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures are effective.

B. Management’s Annual Report on Internal Control Over Financial Reporting

See page 3 of the 2016 Audited Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 5 of the 2016 Audited Financial Statements included as Exhibit 99.3 to this report.

D. Changes in Internal Control Over Financial Reporting

There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

NOTICES REQUIRED BY RULE 104 OF REGULATION BTR

None

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the Commission) serving on its Audit Committee. Catherine L. Williams has been determined to be such audit committee financial expert and is independent (as such term is defined by the New York Stock Exchange's corporate governance standards).

The Commission has indicated that the designation of Catherine L. Williams as an audit committee financial expert does not make her an "expert" for any purpose, impose on her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on her as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  A copy of such code of ethics is available upon request or on the Registrant’s website at www.vermilionenergy.com. Other than in respect of certain administrative amendments reflecting organizational changes and changes to Vermilion’s business practices, in 2016, there were no amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 53 of the Annual Information Form for the year ended December 31, 2016 included as Exhibit 99.1 to this report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2016 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	-	1,335,600	-	-	1,335,600
Operating lease obligations	12,683	21,087	18,228	1,657	53,655
Ship or pay agreement relating to the Corrib project	4,241	7,331	6,074	31,427	49,073
Purchase obligations	9,007	3,852	7	-	12,866
Drilling and service agreements	5,437	9,850	20,511	26,870	62,668
Total contractual obligations and commitments	31,368	1,377,720	44,820	59,954	1,513,862

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act which satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of Catherine L. Williams (Chair), Claudio A. Ghersinich, Larry J. Macdonald and Robert Michaleski, all of whom, in the opinion of the Registrant’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE) and are financially literate.

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

VERMILION ENERGY INC (the Registrant)

Date: February 27, 2017	By:	/s/ (“Curtis W. Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2016

99.2	Management's Discussion and Analysis from the 2016 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2016

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Independent Petroleum Consultants

99.6 (2)	Officers’ Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7 (2)	Officers’ Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code