Form 40-F
period 2017-12-31
VERMILION ENERGY INC.
filed 2018-03-01
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

o Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
þ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 122,118,974 shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	☐	82-_______________	No	☑

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant has filed the following documents as part of this Annual Report on Form 40-F, as set forth in the Exhibit Index attached hereto:

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2017

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2017; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2017

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

See page 3 of the 2017 Audited Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 5 of the 2017 Audited Financial Statements included as Exhibit 99.3 to this report.

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

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  A copy of such code of ethics is available upon request or on the Registrant’s website at www.vermilionenergy.com. In 2017, there were no amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 59 of the Annual Information Form for the year ended December 31, 2017 included as Exhibit 99.1 to this report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2017 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	21,295	42,339	947,534	429,274	1,440,442
Operating lease obligations	10,716	19,129	10,303	28	40,176
Finance lease obligations	6,680	10,207	4,665	3,351	24,903
Processing and transportation agreements	26,002	34,343	10,960	35,153	106,458
Purchase obligations	21,105	16,649	1,664	—	39,418
Drilling and service agreements	10,255	46,129	20,132	5,110	81,626
Total contractual obligations and commitments	96,053	168,796	995,258	472,916	1,733,023

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act which satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of Catherine L. Williams (Chair), Stephen P. Larke, Larry J. Macdonald, and Robert B. Michaleski, all of whom, in the opinion of the Registrant’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE) and are financially literate.

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

VERMILION ENERGY INC (the Registrant)

Date: February 28, 2018	By:	/s/ (“Curtis W. Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2017

99.2	Management's Discussion and Analysis from the 2017 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2017

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Independent Petroleum Consultants

99.6	Officers’ Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive data files