Form 40-F/A
period 2017-12-31
VERMILION ENERGY INC.
filed 2018-03-13
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F/A

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

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

National Corporate Research, Ltd.

225 West 34th Street, Suite 910

New York, New York 10122 U.S.A.

(212) 947-7200

------------------------------------------------

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Common Shares, no par value (together with associated common share purchase rights)	Name of each exchange on which registered:	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

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

Yes	☐	82-_______________	No	☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

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

VERMILION ENERGY INC (the Registrant)

Date: March 12, 2018	By:	/s/ (“Curtis W. Hicks”)
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

EXPLANATORY NOTE

The sole purpose of this amendment is to file to correct Chief Executive Officer and Chief Financial Officer certifications pursuant to Rule 13a 14(a) or Rule 15d 14(a) of the Securities Exchange Act of 1934 and the correct Chief Executive Officer and Chief Financial Officer certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002. No other information has changed.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2017*

99.2	Management's Discussion and Analysis from the 2017 Annual Report to Shareholders*

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2017*

99.4	Consent of Independent Registered Public Accounting Firm*

99.5	Consent of Independent Petroleum Consultants*

99.6	Officers’ Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive data files*

* Incorporated by reference as per the March 1, 2018 Form 40-F filing 0001279569-18-000371.