Form 40-F
period 2018-12-31
VERMILION ENERGY INC.
filed 2019-02-28
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 152,703,959 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2018

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2018; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2018

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

See page 3 of the 2018 Audited Consolidated Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 5 of the 2018 Audited Consolidated Financial Statements included as Exhibit 99.3 to this report.

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

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  A copy of such code of ethics is available upon request or on the Registrant’s website at www.vermilionenergy.com. In 2018, there were no amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 54 of the Annual Information Form for the year ended December 31, 2018 included as Exhibit 99.1 to this report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2018 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt (1)	78,604	157,208	1,435,616	443,791	2,115,219
Lease obligations	30,798	49,743	34,313	42,739	157,593
Processing and transportation agreements	25,844	24,835	10,902	34,371	95,952
Purchase obligations	33,223	16,223	1,379	—	50,825
Drilling and service agreements	26,667	28,933	41,976	5,301	102,877
Total contractual obligations and commitments	195,136	276,942	1,524,186	526,202	2,522,466

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

VERMILION ENERGY INC (the Registrant)

Date: February 27, 2019	By:	/s/ (“Lars Glemser”)
Lars Glemser
Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2018

99.2	Management's Discussion and Analysis from the 2018 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2018

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Independent Petroleum Consultants

99.6	Officers’ Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive data files