Form 40-F/A
period 2018-12-31
VERMILION ENERGY INC.
filed 2019-03-07
CIK 1293135

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

Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.         ☐

EXPLANATORY NOTE

The sole purpose of this amendment is to file the correct Chief Executive Officer and Chief Financial Officer certifications pursuant to Rule 13a 14(a) or Rule 15d 14(a) of the Securities Exchange Act of 1934 and the correct Chief Executive Officer and Chief Financial Officer certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002. No other information has changed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

VERMILION ENERGY INC (the Registrant)

Date: March 7, 2019	By:	/s/ (“Lars Glemser”)
Lars Glemser
Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2018*

99.2	Management's Discussion and Analysis from the 2018 Annual Report to Shareholders*

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2018*

99.4	Consent of Independent Registered Public Accounting Firm*

99.5	Consent of Independent Petroleum Consultants*

99.6	Officers’ Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive data files*

* Incorporated by reference as per the February 28, 2019 filing - 0001279569-19-000430.