Form 40-F
period 2019-12-31
VERMILION ENERGY INC.
filed 2020-03-06
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2019

Commission file number: No. 001-35829

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

National Corporate Research, Ltd.

225 West 34th Street, Suite 910

New York, New York 10122 U.S.A.

(212) 947-7200

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered:

Common Shares	VET	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 156,289,575 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2019

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2019; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2019

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

It should be noted that while the Registrant’s Chief Executive Officer and the Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control Over Financial Reporting

See page 3 of the 2019 Audited Consolidated Financial Statements included as Exhibit 99.3 to this report

C. Auditor Attestation

See page 5 of the 2019 Audited Consolidated Financial Statements included as Exhibit 99.3 to this report.

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

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  A copy of such code of ethics is available upon request or on the Registrant’s website at www.vermilionenergy.com. In 2019, other than amendments to conform the code of ethics with the Registrant's approach to respecting human rights, there were no amendments to the code of ethics or waivers, including implicit waivers, from any provisions of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 58 of the Annual Information Form for the year ended December 31, 2019 included as Exhibit 99.1 to this report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2019 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	63,948	127,896	1,577,713	399,179	2,168,736
Lease obligations	44,077	49,129	38,846	28,110	160,162
Processing and transportation agreements	30,529	47,688	12,774	3,004	93,995
Purchase obligations	27,220	9,856	557	—	37,633
Drilling and service agreements	16,071	58,398	21,207	—	95,676
Total contractual obligations and commitments	181,845	292,967	1,651,097	430,293	2,556,202

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act which satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of Catherine L. Williams (Chair), Stephen P. Larke, Larry J. Macdonald, and Robert B. Michaleski, all of whom, in the opinion of the Registrant’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE) and are financially literate. Please refer to the Company's Annual Information Form attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed from time to time by resolution of the directors.

The Audit Committee meets with the Registrant's Chief Executive Officer, Chief Financial Officer and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company, and reviews and recommends to the Board of Directors for approval the Registrant’s audited annual financial statements and accompanying management’s discussion and analysis.

The full text of the Audit Committee Terms of Reference is disclosed in the Company’s Annual Information Form, attached hereto as Exhibit 99.1, and is incorporated by reference in this annual report on Form 40-F.

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

VERMILION ENERGY INC (the Registrant)

Date: March 5, 2020	By:	/s/ (“Lars Glemser”)
Lars Glemser
Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2019

99.2	Management's Discussion and Analysis from the 2019 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2019

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Independent Petroleum Consultants

99.6	Officers’ Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive data files