Form 40-F
period 2020-12-31
VERMILION ENERGY INC.
filed 2021-03-08
CIK 1293135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934; or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2020

Commission file number: No. 001-35829

Vermilion Energy Inc.

(Exact name of registrant as specified in its charter)

Alberta

(Province or other jurisdiction of incorporation or organization)

1311

(Primary standard industrial classification code number)

N/A

(I.R.S. employer identification number)

3500, 520 - 3rd Avenue S.W.

Calgary, Alberta T2P 0R3 Canada

(403) 269-4884

(Address and telephone number of registrant’s principal executive office)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 158,723,841 shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.       ☑

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, the Registrant has filed the following documents as part of this Annual Report on Form 40-F, as set forth in the Exhibit Index attached hereto:

Exhibit 99.1 - Annual Information Form for the fiscal year ended December 31, 2020

Exhibit 99.2 - Management’s Discussion and Analysis for the fiscal year ended December 31, 2020; and

Exhibit 99.3 - Audited Annual Financial Statements for the fiscal year ended December 31, 2020

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

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Vermilion Energy Inc. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “Commission”). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Registrant’s President, acting in the capacity of Chief Executive Officer, and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures are effective.

It should be noted that while the Registrant’s President and the Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control Over Financial Reporting

See page 3 of the 2020 Audited Consolidated Financial Statements included as Exhibit 99.3 to this report.

C. Auditor Attestation

See page 5 of the 2020 Audited Consolidated Financial Statements included as Exhibit 99.3 to this report.

D. Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

NOTICES REQUIRED BY RULE 104 OF REGULATION BTR

None

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the Commission) serving on its Audit Committee. Robert B. Michaleski has been determined to be such audit committee financial expert and is independent (as such term is defined by the New York Stock Exchange’s corporate governance standards).

The Commission has indicated that the designation of Robert B. Michaleski as an audit committee financial expert does not make him an “expert” for any purpose, impose on his any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as that term is defined in Form 40-F) that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of such code of ethics is available upon request or on the Registrant’s website at http://www.vermilionenergy.com/about/governance.cfm. In 2020, there were no amendments to the code of ethics or waivers, including implicit waivers, from any provisions of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 57 of the Annual Information Form for the year ended December 31, 2020 included as Exhibit 99.1 to this report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2020 (Cdn $000’s)

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt	62,328	124,656	1,986,421	—	2,173,405
Lease obligations	43,131	41,002	36,437	32,408	152,978
Processing and transportation agreements	32,122	38,643	19,839	22,519	113,123
Purchase obligations	25,390	12,265	885	—	38,540
Drilling and service agreements	15,881	57,827	38,061	—	111,769
Total contractual obligations and commitments	178,852	274,393	2,081,643	54,927	2,589,815

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act which satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of Robert B. Michaleski (Chair), Stephen P. Larke, Larry J. Macdonald, and Catherine L. Williams, all of whom, in the opinion of the Registrant’s Board of Directors are independent (as determined under Rule 10A-3 of the Exchange Act and the corporate governance standards of the NYSE) and are financially literate. Please refer to the Registrant’s Annual Information Form attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed from time to time by resolution of the directors.

The Audit Committee meets with the Registrant’s President, Chief Financial Officer and the Registrant’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Registrant, and reviews and recommends to the Board of Directors for approval the Registrant’s audited annual financial statements and accompanying management’s discussion and analysis.

The full text of the Audit Committee Terms of Reference is disclosed in the Registrant’s Annual Information Form, attached hereto as Exhibit 99.1, and is incorporated by reference in this annual report on Form 40-F.

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

VERMILION ENERGY INC (the Registrant)

Date: March 5, 2021	By:	/s/ (“Lars Glemser”)
Lars Glemser
Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibits	Description

99.1	Annual Information Form for the Year Ended December 31, 2020

99.2	Management’s Discussion and Analysis from the 2020 Annual Report to Shareholders

99.3	Audited Annual Financial Statements for the Year Ended December 31, 2020

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Independent Petroleum Consultants

99.6	Officers’ Certifications of President, acting in the capacity of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934

99.7	Certifications of President, acting in the capacity of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive data files